EXHIBIT 2

14 August 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Correction of issued capital

Mayne advises that on 15 November 2001 we notified the ASX of an issue of 7,700,484 ordinary shares in Mayne Nickless Limited in relation to the compulsory acquisition of FH Faulding & Co Limited. Our share registry has now advised that due to an administration error the number of shares issued was 6,970,930. As a result, the issued capital of Mayne has been overstated by 729,554 ordinary shares.

The current issued capital of Mayne Group Limited as at 14 August 2003 is 770,418,954.

Yours faithfully

Mayne Group Limited

/s/ Karen Kee
Karen Kee Company Secretary